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Exhibit 99.(a)(1)(L)

AMENDMENT TO OFFER OF RESTRICTED STOCK UPON SURRENDER FOR CANCELLATION OF OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK GRANTED BEFORE APRIL 19, 2004 HAVING AN EXERCISE PRICE OF $7.42 OR MORE PER SHARE DECEMBER 14, 2005

        The Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005, is hereby amended and supplemented as follows:

        1.     The sixth paragraph in Section 4 of the Offer is amended to read, in its entirety, as follows:

          "We will determine, in our discretion, all questions as to the number of shares subject to Eligible Options and the validity, form, eligibility (including time of receipt) and acceptance of Election Forms and Notice of Change in Election Forms. Once we have made such a determination, we do not intend to review or reconsider it and your legal recourse will be very limited. We may reject any or all Election Forms, Notice of Change in Election Forms or surrendered Options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept such Eligible Options or to the extent certain conditions described in this Offer exist that, in our reasonable judgment, make it inadvisable to proceed with the Offer. See Sections 6 and 7 of this Offer. We may waive any or all of the conditions of the Offer and such waiver will apply to all Eligible Participants. We may waive any defect or irregularity in any Election Form or Notice of Change in Election Form with respect to any particular Eligible Participant. No Eligible Options will be accepted for exchange until all defects or irregularities have been cured by the Eligible Participants exchanging the Eligible Options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the election to exchange any Eligible Options, and we assume no responsibility for any failure to give notice of any such defects or irregularities."

        2.     The sixth paragraph in Section 5 of the Offer is amended to read, in its entirety, as follows:

          "Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Change in Election Form, and we assume no responsibility for any failure to give notice of any such defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Notice of Change in Election Forms. Once we have made such a determination, we do not intend to review or reconsider it and your legal recourse will be very limited.

        3.     The second paragraph of Section 7 of the Offer is amended to read, in its entirety, as follows:

          "The conditions to the Offer are for our benefit. We may assert the conditions to the Offer in our discretion before the Offer Termination Date, and we may waive the conditions to the Offer in accordance with applicable law at any time and from time to time before the Offer Termination Date, whether or not we waive any other condition to the Offer. Should we decide to waive any of the conditions to the Offer, we must do so before midnight, Pacific Time, on the Offer Termination Date (or a later expiration date if the Offer is extended) and such waiver will apply to all Eligible Participants."

        4.     The last sentence of the third paragraph in Section 7 of the Offer is amended to read, in its entirety, as follows:

          "Any determination we make concerning the events described in this Section 7 is within our sole discretion."

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  Exhibit 99.(a)(1)(L)